Lang Michener LLP	FAX COVER SHEET
BARRISTERS & SOLICITORS

1500 Royal Centre, 1055 West Georgia Street
P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7
Telecopier: (604) 685-7084
Telephone: (604) 689-9111

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TO:	Jonathan Duersch,	FAX NO.:	202-772-9368
Division of Corporation Finance

FIRM:	United States Securities and	TEL NO.:	202-551-3719
Exchange Commission

CITY:	Washington, DC

FROM:	Cory Kent	DATE:	September 29, 2006
Direct Line: (604) 691-7446
Direct Fax: (604) 691-7354
E-Mail: ckent@lmls.com

FIRM:	Lang Michener LLP, Vancouver	FILE NO.	57278 -16

RE:	American Bonanza Gold Corp. – Your file: 0-29916 – Engineering Comments
Form 20F for Fiscal Year Ended December 31, 2005

MESSAGE: Joe Kircher, the Corporation’s Chief Operating Officer, has been away and just returned. He is now reviewing responses to the engineering comments in the August 25, 2006 letter from the SEC. We will provide a response to your comments with a revised Form 20F by Tuesday, October 3, 2006.

NUMBER OF PAGES (INCLUDING THIS COVER SHEET): 1

STATUS OF ORIGINAL: Kept On file

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